One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8432

www.alston.com

Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

April 20, 2016

Via EDGAR AND OVERNIGHT Delivery

Mr. James O’Connor, Esq.

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Terra Income Fund 6, Inc. Post-Effective Amendment No. 2, Submitted February 2, 2016 Registration Statement on Form N-2 (File No. 333-202399)

Dear Mr. Burak and Mr. O’Connor:

This letter sets forth the response of our client, Terra Income Fund 6, Inc. (the “Issuer”), to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 2, filed with the Commission on February 2, 2016, to the Issuer’s Registration Statement on Form N-2 (the “Registration Statement”), originally filed with the Commission on March 2, 2015, in response to comments received from the Staff on February 24, 2016 and March 10, 2016. Where revisions to the Registration Statement or prospectus (the “Prospectus”) contained in the Registration Statement are referenced in the Issuer’s responses set forth below, such revisions have been included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), filed concurrently herewith.

For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Accounting Comments

Fees and Expenses

1.          Comment:           Please confirm that the Issuer reasonably believes that $150,000,000 remains a valid estimate of gross offering proceeds that the Issuer will receive during the first 12 months of its initial public offering (the “Offering”).

Response:          The Issuer has revised its estimate of gross offering proceeds reflected in Footnote 2 to the table captioned “Stockholder Transaction Expenses,” appearing on page 18 of the Prospectus, in response to the Staff’s comment and substantially as shown in the following blackline:

Amount assumes that we sell ~~$150,000,000~~ $100,000,000 ~~during our first~~ over the next 12 months, that our net offering proceeds from such sales equal ~~$132,750,000~~ $93,000,000, that our average net assets during such period equal one-half of our net proceeds, or ~~$66,375,000~~$46,500,000, and that we borrow funds equal to 50.0% of our average net assets during such period, or ~~$33,187,500~~ $23,250,000. Actual expenses will depend on the number of shares of common stock we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next 12 months, and assuming the same level of borrowing, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell ~~$150,000,000~~ $100,000,000 in shares of our common stock ~~during the following~~ over the next 12 months.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

Discussion of Expected Operating Plans

2.          Comment:           Please confirm that the Issuer will amend the Prospectus to include the information required by Items 301 and 303 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Response:           The Issuer has amended appropriate sections of the Prospectus in response to the Staff’s comment.

Financial Statements

3.          Comment:           Please confirm that the amounts included under the caption “Due from Adviser” in the Issuer’s financial statements have been settled and will continue to be settled in accordance with the investment advisory and administrative services agreement (the “Advisory Agreement”) and the expense support agreement (the “Expense Support Agreement”), both between the Issuer and its investment adviser, Terra Income Advisors, LLC (the “Advisor”).

Response:           The Issuer confirms that it has settled all amounts under the caption “Due from Adviser” in accordance with the terms of the Advisory Agreement and the Expense Support Agreement and all such amounts will continue to be settled in accordance with such terms.

4.          Comment:           Please confirm that going forward, the Issuer will recognize all organization and offering costs as a deferred charge, and will amortize such costs to its expenses over a 12-month period, pursuant to Accounting Standards Codification 946-20-25-6 of the Financial Accounting Standards Board.

Response:           The Issuer believes the following paragraphs are relevant to the accounting for its offering costs:

•	ASC 946-20-25-5: Offering costs of closed-end investment companies and investment partnerships shall be charged to paid-in capital upon sale of the shares or units.
•	ASC 946-20-25-6: Offering costs of open-end investment companies and of closed-end investment companies with a continuous offering period shall be recognized as a deferred charge.
•	ASC 946-20-35-5: Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

It is the Issuer’s interpretation of the guidance that offering costs incurred prior to the commencement of operation (that date on which the minimum offering proceeds have been raised) are to be deferred (as per paragraph 20-25-6) and amortized over a 12 month period (as per paragraph 20-35-5). For those offering costs incurred after the commencement of operations, the Issuer believes that paragraph 20-25-5 applies and such costs are to be charged to paid-in capital.

The Issuer respectfully notes that the treatment it has historically adopted is applied by other issuers. The Issuer undertakes to defer all offering costs and expense them over a 12 month period, and will adopt this policy on a prospective basis. The Issuer has evaluated the impact to previously issued financial statements. The impact to previously issued financial statements is as follows:

	Three Months ended December 31, 2015
	Amounts Previously reported	Potential adjustment	Potential Revision
Total Assets	38,975,975	111,209	39,087,184
Net assets	20,847,033	111,209	20,958,242
Amortization of deferred offering costs	355,533	29,804	385,337
Total Expenses	1,246,861	29,804	1,276,665
Increase (decrease) in Net assets Resulting From Operations	(425,559)	29,804	(395,755)

	Year ended September 30, 2015
	Amounts Previously reported	Potential adjustment	Potential Revision
Total Assets	12,257,281	103,665	12,360,946
Net assets	10,161,072	103,665	10,264,737
Amortization of deferred offering costs	383,182	8,004	391,186
Total Expenses	1,750,928	8,004	1,758,932
Increase (decrease) in Net assets Resulting From Operations	6,194	8,004	14,198

	Three Months ended September 30, 2015
	Amounts Previously reported	Potential adjustment	Potential Revision
Total Assets	12,257,281	103,665	12,360,946
Net assets	10,161,072	103,665	10,264,737
Amortization of deferred offering costs	350,200	8,004	358,204
Total Expenses	1,482,303	8,004	1,490,307
Increase (decrease) in Net assets Resulting From Operations	6,500	8,004	14,504

The Issuer has concluded that such adjustments are not material to the financial statements previously reported and has determined not to restate such financials.

5.          Comment:           Please provide an additional explanation of the circumstances surrounding the disclosure contained in Item 9 of the Issuer’s Annual Report on Form 10-K for the year ended September 30, 2015, filed with the Commission on December 24, 2015. In your explanation, please include a description of the Issuer’s internal controls and the material weakness identified in such controls; the date on which the material weakness was brought to the attention of the Audit Committee of the board of directors of the Issuer (the “Board”); and the actions subsequently taken by management to remedy the material weakness.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

Response:           The Issuer’s processes with respect to its preparation of its audited financial statements for the fiscal year ended September 30, 2015 included multiple levels of review as part of the internal control over financial reporting procedures. The Issuer’s controller (the “Controller”) prepares the financial statements, which are reviewed by the Issuer’s Chief Financial Officer (the “CFO”). After reviewing and making revisions as appropriate, the CFO shares the financial statements and supporting analysis with the fund administrator, U.S. Bancorp Fund Services, LLC (the “Fund Administrator”), which reviews and provides further comment on the financial statements. After the Fund Administrator’s comments are addressed and the financial statements updated by the Controller, the Fund Administrator incorporates the final version of the financial statements in the draft of the filing, which is then distributed for review by the Controller and CFO. After the draft of the filing is reviewed by the Controller and CFO, and revisions are made by the Fund Administrator in response to these comments, the reviewed draft version of the filing (including financial statements) is shared with the Issuer’s independent accountants, BDO USA, LLP (“BDO”), the Audit Committee of the Board (the “Audit Committee”) and the Board for approval before any regulatory filing.

As a result of BDO’s preliminary review of the initially prepared financial statements of the Issuer for the year ended September 30, 2015, BDO inquired about the presentation and application of appropriate guidance relating to expense reimbursement amounts under the Expense Support Agreement and included within the Issuer’s financial statements. Based on the discussions between BDO and the Issuer regarding the guidance used by the Issuer in determining the treatment and recording of the expense reimbursement amounts, BDO concluded that management’s process for evaluating the accounting ramifications for material or unusual transactions should include documenting the appropriate literature and resources relied upon by management, and that this had the potential to be larger in scope and therefore that a material weakness existed in the Issuer’s review controls.

This material weakness was formally reported to the Audit Committee on December 10, 2015. As a result, the Issuer’s management proposed to implement changes in the existing policies and procedures related to the review of the accounting impacts of material and complex transactions in order to improve the effectiveness of controls and to ensure that recording of transactions to the financial statements is stated fairly. These proposed changes include retaining the services of an independent third-party accounting specialist as part of the procedures in evaluating the accounting impacts of material and complex transactions. In addition, the Issuer’s management decided that given the expected growth of the Issuer, hiring an in-house resource would provide a substantive improvement to its review and reporting controls. In March 2016, the Issuer bolstered its review process with the hiring of a seasoned professional with significant experience in accounting and regulatory reporting.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

6.          Comment:           Please confirm that the Issuer has provided and continuously maintained a fidelity bond since inception, as required by Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and that the Issuer has filed with the Commission, and will continue to file with the Commission, all materials required to be filed under Rule 17g-1(g) of the 1940 Act.

Response:           The Issuer confirms that it has provided and continuously maintained a fidelity bond since inception, as required by Rule 17g-1 of the 1940 Act, and undertakes to file a copy of its current bond as required under Rule 17g-1(g) of the 1940 Act.

Legal Comments

Cover Page

7.          Comment:           Please explain the mechanics of the reverse stock split effected by the Issuer on February 26, 2015 to account for a change in the public offering price for its common stock.

Response:           To provide the initial seed capitalization of the Issuer, Terra Capital Partners, LLC, the Issuer’s sponsor (the “Sponsor”) purchased an aggregate of $175,000 of the Issuer’s common stock at $9.00 per share, or 19,444.44 shares, which price represents the then-current public offering price of $10.00 per share net of selling commissions, dealer manager fees, and broker-dealer fees.

On February 25, 2015, prior to the filing of the Registration Statement, the Board determined to change the initial offering price from $10.00 per share to $12.50 per share. Had the Sponsor purchased $175,000 of the Issuer’s common stock at $11.25 per share, which price represents the public offering price of $12.50 per share net of selling commissions, dealer manager fees, and broker-dealer fees, it would have received 15,555.55 shares of the Issuer’s common stock. The Issuer implemented a 1:1.25 reverse stock split to account for the change in the offering price from $10.00 per share to $12.50 per share and to adjust the number of shares of common stock held by the Sponsor accordingly.

8.          Comment:           Please confirm whether the Issuer filed the Registration Statement pursuant to Rule 415(a)(1)(ix) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), such that the Issuer’s stated intent to conduct the Offering for a period of at least two years would be required under Rule 415(a)(2) of the Securities Act.

Response:           The Issuer so confirms.

9.          Comment:           Please add the disclosure set forth below as a separate bulleted point on the outside cover page of the Prospectus. In addition, please provide the Commission with a copy of the subscription agreement that includes the bulleted points on the outside cover page, including the additional disclosure below, in bold and enlarged font immediately above the signature line.

“Our distributions may be funded in significant part from the reimbursement of our expenses, including through the temporary waiver of investment advisory fees - that will be subject to repayment to our Investment Advisor. Significant portions of our distributions may not be based on our investment performance and such waivers and reimbursements by our Investment Adviser may not continue in the future. The repayment of any amounts owed to our Investment Adviser will reduce the future distributions to which you would otherwise be entitled.”

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

Response:           The Issuer has revised the outside front cover page of the Prospectus as well as the subscription agreement included as Appendix A to the Prospectus in response to the Staff’s comment.

10.         Comment:           Please delete the last bulleted point on the outside front cover page of the Prospectus, as well as the paragraph immediately following that point. In addition, please revise the first sentence of the second paragraph following such bulleted list as set forth in the following blackline:

“We invest in securities that ~~might be~~ are rated below investment grade by rating agencies or that ~~might~~ would be rated below investment grade if they were rated.”

Response:           The Issuer has revised the outside front cover page of the Prospectus, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.

Prospectus Summary

11.         Comment:           Please amend the first sentence of the subsection titled “Terra Income Fund 6, Inc.” on page 1 of the Prospectus to include disclosure of the date on which the Issuer commenced operations.

Response:           The Issuer has revised the first sentence of the subsection titled “Terra Income Fund 6, Inc.” on page 1 of the Prospectus in response to the Staff’s comment.

12.         Comment:           Please amend the Prospectus Summary to include disclosure of the Issuer’s “total investment return” for its initial period of operations and a statement of financial highlights calculated in accordance with the Instructions to Item 4.1 of Form N-2. When calculating total investment return, please assume a purchase at the offering price and a sale at the share repurchase price. See Instruction 13 to Item 4.1 of Form N-2.

Response:           The Issuer has added a subsection titled “Financial Highlights” to the Prospectus Summary in response to the Staff’s comment, which includes the Issuer’s total investment return.

13.         Comment:           The disclosure in the section of the Prospectus Summary titled “Terra Private Funds” is presented in such detail that it detracts from the disclosure in the Prospectus Summary that directly relates to the Issuer. Such a comprehensive description of the Terra Private Funds may be more appropriately presented subsequently in the Prospectus. Please confirm that the Issuer will amend the Prospectus to include a less extensive description of the Terra Private Funds in the Prospectus Summary.

Response:           The Issuer has revised the section of the Prospectus Summary entitled “Terra Private Funds” in response to the Staff’s comment.

14.         Comment:           Please explain the reasoning behind the Issuer’s election to be regulated as a BDC rather than a real estate investment trust (“REIT”) given the similarity of its investment activities to the Terra Income Funds (as defined in the Prospectus), all of which are operated as REITs.

Response:           The Terra Income Funds were not organized and did not elect to be taxed as REITs but are instead organized as limited liability companies and are treated as partnerships for tax purposes. While an affiliate of the Issuer, Terra Property Trust, Inc., does intend to elect to be taxed as a REIT, it will make this election for the taxable year ended 2016. The Issuer could have utilized an exemption also relied on by certain mortgage REITs1 from registration as an investment company under the 1940 Act. However, the Issuer believes its election to be treated as a BDC under the 1940 Act permits it to be positioned to pursue a more flexible investment strategy than a mortgage REIT that has not elected to be treated as a BDC under the 1940 Act, and which therefore needs to operate its business so as to comply with an exemption available under the 1940 Act.2

 1 Section 3(c)(5)(C) of the 1940 Act.

2 The Issuer also notes that the Staff has recently sought guidance on “the steps that the Commission should take to provide greater clarity, consistency, or regulatory certainty with respect to Section 3(c)(5)(C)” (Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act Release No. IC-29778 (August 31, 2011) 76 Fed. Reg. 55,300 (September 7, 2011)). Because Section 3(c)(5)(C), as previously acknowledged by the Staff, does not have an extensive legislative history and has not been comprehensively addressed by the Commission, there is uncertainty surrounding the scope of the exemption from Section 3(c)(5)(C) as well as the requisite limitations currently imposed on investment activities for issuers relying on Section 3(c)(5)(C under the 1940 Act.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

The Issuer also believes that the regulatory oversight imposed on BDCs and their investment advisers as a result of the 1940 Act and the Investment Advisers Act of 1940, respectively, offer significant investor protections, such as the limitations on leverage, and protect the value of and potentially limit risks that investors face. The Issuer believes these investor protections provide a significant competitive advantage to it in comparison to those issuers that have not elected to be treated as BDCs. Finally, because BDCs were created to provide capital to smaller or developing companies whose financing needs cannot be met by the traditional public and institutional financial capital markets,3 the Issuer believes its business of providing capital to such borrowers in the commercial real estate industry is suitable for and fits within the mandate of BDCs generally.

15.         Comment:           In connection with the Issuer’s share pricing policy, please explain why the offering price will be adjusted to reflect a material decline in net asset value only once the Issuer has raised $125 million in gross offering proceeds.

Response:           The Issuer is currently offering up to $1 billion of its common stock in its public offering. After careful consideration of the limitations imposed on it as a result of its intention to be taxed as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended, with respect to diversification of its assets and income requirements, and after an analysis of the expected portfolio composition of the securities it intends to acquire based on its investment objectives and strategies as set forth in the Prospectus, it determined that raising gross offering proceeds of $125 million would provide it with sufficient economies of scale and portfolio diversification such that the fluctuations in the net asset value at that time would be representative of the expected fluctuations in its net asset value once the Issuer has invested substantially all of the proceeds from the Offering. Gross offering proceeds of $125 million would also be sufficient to reimburse the Adviser in full for substantially all cumulative organization and offering expenses incurred to date, subject to the reimbursement limitation of 1.5% of the gross proceeds in the Offering, pursuant to the terms of the Advisory Agreement and the elimination of the corresponding Due to Adviser liability on the Issuer’s balance sheet. Finally, the Issuer confirms that its share pricing policy complies with the restrictions of Section 23(b) of the 1940 Act (as applied to BDCs pursuant to Section 63 of the 1940 Act), and that as a result it will not sell its common stock at a price below the current net asset value of such stock, exclusive of any distributing commission or discount.

 3 See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 244 fn. 35.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

16.         Comment:           Please confirm whether the Issuer has made distributions to its stockholders. If so, please confirm that the Issuer will amend the Prospectus to include additional disclosure in the Prospectus Summary under the heading “Distributions” detailing the sources of such distributions, including the amount of such distributions derived from earnings and profits, offering proceeds, borrowings and expense support payments or waivers of advisory fees.

Response:           The Issuer has revised the Prospectus Summary section, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.

17.         Comment:           Please clarify the disclosure in the bottom paragraph of page 12, which currently references “a return of capital for tax purposes” by deleting the phrase “for tax purposes.”

Response:           The Issuer has revised the Prospectus Summary section, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.

18.         Comment:           The disclosure in the second paragraph of the section of the Prospectus Summary titled “Advisory Fees” states that the Advisor may, in its discretion, waive or defer any or all of the “catch-up” fee it receives pursuant to the Advisory Agreement. Please identify where in the Prospectus this waiver arrangement is disclosed in detail, or confirm that the Issuer will amend the Prospectus to provide such additional disclosure.

Response:           The Issuer has revised the Prospectus Summary section to provide additional disclosure regarding the Advisor’s ability under Section 3(c) of the Advisory Agreement to waive or defer fees owed to it, in response to the Staff’s comment.

19.         Comment:           Please confirm that the Issuer will amend the Prospectus to add the following disclosure where appropriate:

Our board of directors, including a majority of independent directors, beginning with the second anniversary of the effective date of the investment advisory agreement, will annually review the compensation we pay to the Advisor to determine that the provisions of the investment advisory agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided.

Response:           The Issuer has revised the Prospectus Summary section, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.

20.         Comment:           In the fifth paragraph of the section of the Prospectus Summary titled “Liquidity Strategy,” please confirm that the Issuer will amend the Prospectus to include disclosure clarifying that the Issuer is not required to create a liquidity event within any certain time after the Offering closes.

Response:           The Issuer has revised the Prospectus Summary section, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

Fees and Expenses

21.         Comment:           In the section of the Prospectus titled “Fees and Expenses,” please confirm that the Issuer will amend the table under the subheading “Example” to include a second row as shown below:

	1 Year		3 Years		5 Years		10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from investment income:	$	[__]	$	[__]	$	[__]	$	[__]
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains):	$	[__]	$	[__]	$	[__]	$	[__]

Response:           The Issuer has revised the Fees and Expenses section in response to the Staff’s comment as set forth below:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from investment income:	$132	$280	$409	$680
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains):	$141	$304	$443	$730

Compensation of the Dealer Manager and the Advisor

22.         Comment:           Please explain the relationship between 15% limit and 1.5% estimate discussed under the heading “Other organization and Offering expenses” on page 20 of the Prospectus. In addition, please confirm that the Issuer will amend the disclosure in this section to clarify that the Advisor’s responsibility for organization and offering proceeds in excess of 1.5% is based on the estimate discussed in that section, and that the Issuer may be responsible for organization and offering expenses in excess of 1.5% of gross offering proceeds.

Response:           Rule 2310 adopted by the Financial Industry Regulatory Authority, Inc. (“FINRA”), which applies to the Issuer’s continuous public offering, limits the amount of organization and offering expenses (“O&O Expenses”) to 15% of the gross proceeds of the Offering. The category of O&O Expenses has three components: issuer expenses, underwriting compensation, and due diligence expenses. Underwriting compensation is typically paid from the gross proceeds in an offering; the investment adviser in an offering typically pays issuer expenses and due diligence expenses directly and then is reimbursed from the fund pursuant to the terms of the investment advisory agreement. Separately, Rule 2310 also limits the amount of underwriting compensation, from whatever source, to 10% of the gross proceeds in an offering. This 10% limitation on underwriting compensation is included as part of the 15% limit on O&O Expenses; thus, the other components of O&O Expenses, issuer expenses and due diligence expenses, cannot exceed 5% of the gross proceeds in an offering. As a result, an investment adviser in an offering could be reimbursed for O&O Expenses up to 5% of the gross proceeds in an offering, under the limitations of FINRA 2310.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

Notwithstanding the limit imposed by FINRA, the Advisory Agreement provides that after termination of the Offering, the Advisor has agreed to reimburse the Issuer to the extent that O&O Expenses incurred by the Issuer exceed 1.5% of the gross proceeds in the Offering, and as a result the Advisor will bear all O&O Expenses in excess of 1.5% of the gross proceeds in the Offering.

The Issuer has revised the Compensation of the Dealer Manager and the Advisor section in response to the Staff’s comment.

23.         Comment:           Please explain the Issuer’s statement in the table on page 20 of the Prospectus that “[t]he base management fee may or may not be taken in whole or in part at the discretion of our advisor.” If this arrangement is pursuant to a reimbursement agreement, please confirm that the Issuer will amend the Prospectus Summary to include disclosure of such agreement.

Response:           As noted in the Issuer’s response to Comment 18 above, Section 3(c) of the Advisory Agreement permits the Advisor, in its sole discretion, to waive or defer fees owed to it by the Issuer. Pursuant to the Issuer’s response to Comment 18, the Issuer has revised the Prospectus Summary section to provide additional disclosure regarding the Advisor’s ability under Section 3(c) of the Advisory Agreement to waive or defer fees owed to it, in response to the Staff’s comment.

Risk Factors

24.         Comment:           It is the published position of the Staff that the Control Share Acquisition Act of the Maryland General Corporation Law (the “MGCL”) is inconsistent with the plain meaning and underlying purpose of Section 18(i) of the 1940 Act, specifically, and of the 1940 Act generally. See Boulder Total Return Fund, Inc., SEC No-Action Letter (November 15, 2010). Please confirm that the Issuer will revise the disclosure on pages 34 and 35 of the Prospectus in the first paragraph under the heading that begins “Certain provisions or our charter and bylaws…” in order to include an explicit statement that the Issuer will not amend its bylaws to repeal the current exemption from the Control Share Acquisition Act without a formal determination by the Board that such an amendment would be in the best interests of the stockholders, and without first notifying the Staff.

Response:           The Issuer has revised the relevant risk factor in the Risk Factors section in response to the Staff’s comment.

25.         Comment:           Please explain whether internalization of the Issuer’s management function is currently being considered. If such a transaction is not currently being considered, please confirm that the Issuer will delete the risk factor regarding internalization of management on pages 38 and 39 of the Prospectus.

Response:           The Issuer has revised the relevant risk factor in the Risk Factors section in response to the Staff’s comment.

26.         Comment:           Please elaborate on the Issuer’s discussion on pages 48 and 49 of the possibility that it may invest in collateralized debt obligations (“CDOs”). Specifically, please address: (i) whether the Issuer intends to invest in the equity tranches of CDOs; (ii) what limitations, if any, are in place as to the Issuer’s investments in CDOs; and (iii) what is the lowest-rated tranche of a CDO in which the Issuer will invest? Depending on the Issuer’s responses, the Staff may have additional comments.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

Response:           The Issuer does not intend to invest in the equity securities of CDOs, and has revised the risk factor to remove the discussion of investments in the equity securities of CDOs in response to the Staff’s comment.

27.         Comment:           Please revise the second sentence of the first full paragraph on page 53 of the Prospectus as shown in the following blackline:

If this ratio declines below 200%, we cannot incur additional debt, declare any dividends, make any distributions or repurchase any stock and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so.

Response:           The Issuer has revised the relevant risk factor in the Risk Factors section in response to the Staff’s comment.

28.         Comment:           Please elaborate on the Issuer’s discussion on pages 55 and 56 of the possibility that it may invest in debt obligations that are treated under applicable tax rules as having original issue discount. Depending on the Issuer’s response, the Staff may have additional comments.

Response:           The Issuer intends to make investments that represent a discount to the face amount of the principal amount of the loan. In addition, the Issuer also intends to make investments which may have a deferred interest component, including interest in the form of payments-in-kind. Each of these investments would be treated under applicable tax rules as having original issue discount. Neither of these investments are expected to be material source of interest payments to the Issuer and all such investments will be structured to meet the Issuer’s distribution requirements as a RIC.

Investment Advisory and Administrative Services Agreement

29.         Comment:           Please confirm that the Issuer will amend the Prospectus Summary to add disclosure regarding the Expense Support Agreement substantially as set forth on page 96 of the Prospectus. Specifically, the disclosure in the prospectus summary should clearly disclose that the purpose of an expense support agreement is to fund distributions to shareholders that would otherwise be accounted for as coming from paid-in capital or borrowings by creating net income from temporarily reduced expenses, and thus allowing distributions to be made from this net income rather than paid-in capital or borrowings. The Prospectus Summary should also specify that the Expense Support Agreement creates a liability on the Issuer to repay the amounts advanced by the Advisor under the agreement.

Response:           The Issuer has revised the Prospectus Summary section in response to the Staff’s comment. The Issuer also notes that while an expense support agreement may be used to fund distributions to stockholders that would otherwise be accounted for as coming from paid-in capital or borrowings, that is not the sole purpose. Rather, the purpose is to reduce offering and operating expenses to ensure that an issuer bears a reasonable level of expenses in relation to investment income. A fund’s investment adviser typically waives certain fees and/or reimburses the fund for certain expenses until the fund’s assets grow enough to lower the fund’s expense ratio, which the Issuer submits is the motivation behind expense support agreements. The Issuer has revised the disclosure to indicate that subsequent distributions made by the Issuer may be reduced because the Advisor is entitled to be reimbursed for previously-paid expense support payments, in response to the Staff’s comment.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

30.         Comment:           Please confirm that future post-effective amendments to the Registration Statement will include tabular disclosure in the Prospectus Summary showing the following: (1) the expense support payments made by the Advisor in each of the previous quarters; (2) the Issuer’s operating expense ratio as of the date on which the expense support payment was made and the Issuer’s reimbursement obligation was incurred; (3) the annualized distribution rate as of the date on which the expense obligation was incurred; and (4) the date until which the Issuer’s repayment obligation exists.

Response:           The Issuer believes that providing tabular disclosure requested by the Staff in the Prospectus Summary would distract from the disclosure contained therein and would be more appropriately included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus. The Issuer confirms that it will include the tabular disclosure requested by the Staff in such section in all future post-effective amendments to the Registration Statement.

31.         Comment:           Please confirm that the Issuer will amend item (ii) in the second paragraph on page 96 of the Prospectus to clarify that distributions constituting a return of capital shall not be included for the purpose of calculating the annualized distribution rate as of a given reimbursement date.

Response:           The Issuer so confirms, and has revised the disclosure in the “Investment Advisory and Administrative Services Agreement” section in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

32.         Comment:           Please confirm that the Issuer will amend the second paragraph on page 100 of the Prospectus under the heading “Certain Relationships and Related Party Transactions” in order to explain that the expense support agreement makes it possible for the Issuer to make distributions from net income rather than from offering proceeds or borrowings. The added disclosure should specify that subsequent distributions will be reduced because the Advisor is entitled to reimbursement by the Issuer. Please also confirm that the Issuer will add such disclosure to the Prospectus Summary.

Response:           The Issuer has revised the disclosure to indicate that subsequent distributions made by the Issuer may be reduced because the Advisor is entitled to be reimbursed for previously-paid expense support payments in response to the Staff’s comment. The Issuer has made a similar revision in the “Prospectus Summary” section in response to the Staff’s comment.

Description of Securities

33.         Comment:           Please explain whether the Issuer’s discussion under the heading “Conflict with 1940 Act” on page 119 of the Prospectus implies that the Staff’s interpretation with respect to the Control Share Acquisition Act of the MGCL, as described in Comment 24 above, may not be regarded as controlling by the Issuer.

Response:           The Issuer’s discussion in the above-referenced section does not imply that the Issuer regards the Staff’s interpretation as not controlling. The Issuer respectfully submits that this discussion merely sets forth that the Issuer’s bylaws provide that the 1940 Act will control to the extent of any conflicts with the MGCL. However, the Issuer’s bylaws provide that the Issuer is not subject to the Control Share Acquisition Act, and as set forth in the Issuer’s response to Comment 24, the Issuer has undertaken to disclose that it will not amend its bylaws to repeal the current exemption from the Control Share Acquisition Act without prior notice to the Commission and approval by the Board.

Mr. James O’Connor, Esq.

Mr. Tony Burak

April 20, 2016

34.         Comment:           Please confirm the extent to which the Issuer invests in instruments giving rise to original issue discount for federal income tax purposes. Depending on the Issuer’s response, the Staff may have additional comments.

Response:           Please see the Issuer’s response to Comment 28.

Liquidity Strategy

35.         Comment:           Please explain under what circumstances the Offering would be continued for longer than two or three years? In addition, please add the first sentence of the fifth paragraph on page 138 to the disclosure regarding liquidity strategy in the Prospectus Summary.

Response:           The Issuer respectfully submits that the above disclosure does not contemplate circumstance in which the Issuer would continue to offer shares pursuant to the Registration Statement after two to three years. As indicated, the Issuer may commence a follow-on offering pursuant to a separate registration statement that will permit it to continue to offer its shares to the public. The Issuer has revised the disclosure to clarify that such follow-on offerings will be pursuant to a separate registration statement in response to the Staff’s comment. The Issuer has also revised the disclosure in the Prospectus Summary in response to the Staff’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4932.

Sincerely,

Martin H. Dozier

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc. Michael S. Cardello, Chief Compliance Officer, Terra Income Fund 6, Inc. Rosemarie A. Thurston, Alston & Bird LLP